UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2003
                                         ---------------

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F:       Form 20-F  [X]     Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934.      Yes [X]      No____

Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 2, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              GRUPO IUSACELL, S.A. DE C.V.

Date: September 2, 2003                       /s/ Jose Ignacio Morales Elcoro
                                              ----------------------------------
                                              Name:  Jose Ignacio Morales Elcoro
                                              Title: Attorney in fact

                                              /s/ Jorge Narvaez Mazzini
                                              ----------------------------------
                                              Name:  Jorge Narvaez Mazzini
                                              Title: Attorney in fact

[LOGO] IUSACELL                                            [Iusacell Letterhead]

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Iusacell Announcement
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Mexico City,  September 2, 2003 - Grupo Iusacell,  S.A. de C.V. [BMV: CEL, NYSE:
CEL] ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") has received an additional extension of its temporary Amendment and Waiver (the "Amendment") of certain provisions and technical defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The Amendment originally expired on August 14, 2003.

As modified, the Amendment is now scheduled to expire on October 30 2003, subject to earlier termination under certain circumstances. The Amendment contains covenants which restrict Iusacell Celular from making any loans, advances, dividends, or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if it makes any principal or interest payments on any of its indebtedness for borrowed money, excluding capital and operating leases.

This extension places the Company out of a default status under the Credit Agreement; however, if the Amendment is not further extended, upon its expiration Iusacell Celular would be in default of a financial ratio covenant under the Credit Agreement, which would constitute an Event of Default (as defined in the Credit Agreement) as if the Amendment had never become effective.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

This  press  release  contains  statements  about  expected  future  events  and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.